UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41749

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PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

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Pixie Dust Technologies, Inc.
2-2-1 Yaesu, Chuo-ku
Tokyo, 104-0028, Japan
(Address of principal executive officer)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F	☐	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On or about March 14, 2024, Pixie Dust Technologies, Inc. (the “Company”) will issue a Notice of Convocation (the “Notice”) of the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m. (Japan Standard Time) on Friday, April 26, 2024 for the following purpose, as more fully described in the Notice:

•        Proposal: Reduction of stated capital

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Further, on or about March 14, 2024, the Company will send (i) a voting instruction card to its Japanese stockholders (the “Japanese Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, and (ii) a voting instruction card for holders to its American Depositary Shares, each representing one share of Company common stock (the “ADS Card”), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at the Meeting should refer to, and follow the instructions set forth in, the Notice, and the Japanese Card or the ADS Card, as the case may be.

Any information contained in Company websites in respect of the Meeting is for referential purposes and shall not be deemed as part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Notice of Convocation.
99.2	Power of attorney.
99.3	Voting Instruction Card for American Depositary Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.
Date: March 14, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer